UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 5)

                            Aureal Semiconductor Inc.
                   f/k/a Media Vision Technology Incorporated
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $.50 Par Value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    051917102
               ---------------------------------------------------
                                 (CUSIP Number)

                          Wendy Schnipper Clayton, Esq.
                           DDJ Capital Management, LLC
                           141 Linden Street, Suite 4
                              Wellesley, MA  02181
                                  781-283-8500
--------------------------------------------------------------------------------
 (Name, address and telephone number of person authorized to receive notices and communications)

                                  June 5, 1998
--------------------------------------------------------------------------------
             (Date of Event which Requires filing of this Statement)

 If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this
  schedule because of Rule 13d-1(b) (3) or (4), check the following box [   ].

                          (Continued on following pages)

                              (Page 1 of 17 Pages)

                                  SCHEDULE 13D
CUSIP NO.  051917102                         PAGE 2 OF 17 PAGES


1    NAME OF REPORTING PERSON
     S.S. OR  I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     DDJ Capital Management, LLC
     04-3300754
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
     SEE ITEM #5                             (a) [ X ]
                                             (b) [    ]
3    SEC USE ONLY
4    SOURCE OF FUNDS*
     OO
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM
     2(d) or 2(e)                            [     ]
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Commonwealth of Massachusetts

NUMBER OF           7         SOLE VOTING POWER
SHARES                        10,277,076
BENEFICIALLY        8         SHARED VOTING POWER
OWNED BY
EACH                9         SOLE DISPOSITIVE POWER
REPORTING                     10,277,076
PERSON WITH         10        SHARED DISPOSITIVE POWER


11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     10,277,076
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
     [     ]
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     22.8%
14   TYPE OF REPORTING PERSON *
     IA
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D
CUSIP NO.  051917102                         PAGE 3 OF 17 PAGES



1    NAME OF REPORTING PERSON
     S.S. OR  I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     The Galileo Fund, L.P.
     04-3258283
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
     SEE ITEM #5                             (a) [ X ]
                                             (b) [    ]
3    SEC USE ONLY
4    SOURCE OF FUNDS*
     WC
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM
     2(d) or 2(e)                            [     ]
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Delaware

NUMBER OF           7         SOLE VOTING POWER
SHARES                        3,037,083
BENEFICIALLY        8         SHARED VOTING POWER
OWNED BY
EACH                9         SOLE DISPOSITIVE POWER
REPORTING                     3,037,083
PERSON WITH         10        SHARED DISPOSITIVE POWER


11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     3,037,083
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
     [     ]
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     6.7%
14   TYPE OF REPORTING PERSON *
     PN
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D
CUSIP NO.  051917102                         PAGE 4 OF 17 PAGES


1    NAME OF REPORTING PERSON
     S.S. OR  I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     DDJ Overseas Corp.
     98-0151108
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
     SEE ITEM #5                             (a) [ X ]
                                             (b) [    ]
3    SEC USE ONLY
4    SOURCE OF FUNDS*
     WC
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM
     2(d) or 2(e)                            [     ]
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Cayman Islands

NUMBER OF           7         SOLE VOTING POWER
SHARES                        1,201,356
BENEFICIALLY        8         SHARED VOTING POWER
OWNED BY
EACH                9         SOLE DISPOSITIVE POWER
REPORTING                     1,201,356
PERSON WITH         10        SHARED DISPOSITIVE POWER


11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     1,201,356
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
     [     ]
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     2.7%
14   TYPE OF REPORTING PERSON *
     CO
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D
CUSIP NO.  051917102                         PAGE 5 OF 17 PAGES



1    NAME OF REPORTING PERSON
     S.S. OR  I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     DDJ Galileo, LLC
     04-3304422
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
     SEE ITEM #5                             (a) [ X ]
                                             (b) [    ]
3    SEC USE ONLY
4    SOURCE OF FUNDS*
     OO
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM
     2(d) or 2(e)                            [     ]
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Commonwealth of Massachusetts

NUMBER OF           7         SOLE VOTING POWER
SHARES                        4,238,439
BENEFICIALLY        8         SHARED VOTING POWER
OWNED BY
EACH                9         SOLE DISPOSITIVE POWER
REPORTING                     4,238,439
PERSON WITH         10        SHARED DISPOSITIVE POWER


11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     4,238,439
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
     [     ]
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     9.4%
14   TYPE OF REPORTING PERSON *
     OO
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D
CUSIP NO.  051917102                         PAGE 6 OF 17 PAGES



1    NAME OF REPORTING PERSON
     S.S. OR  I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     The Copernicus Fund, L.P.
     04-3193825
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
     SEE ITEM #5                             (a) [ X ]
                                             (b) [    ]
3    SEC USE ONLY
4    SOURCE OF FUNDS*
     WC
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM
     2(d) or 2(e)                            [     ]
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Delaware

NUMBER OF           7         SOLE VOTING POWER
SHARES                        2,153,807
BENEFICIALLY        8         SHARED VOTING POWER
OWNED BY
EACH                9         SOLE DISPOSITIVE POWER
REPORTING                     2,153,807
PERSON WITH         10        SHARED DISPOSITIVE POWER


11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     2,153,807
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
     [     ]
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     4.8%
14   TYPE OF REPORTING PERSON *
     PN
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D
CUSIP NO.  051917102                         PAGE 7 OF 17 PAGES

1    NAME OF REPORTING PERSON
     S.S. OR  I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     DDJ Copernicus, LLC
     04-3304417
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
     SEE ITEM #5                             (a) [ X ]
                                             (b) [    ]
3    SEC USE ONLY
4    SOURCE OF FUNDS*
     OO
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM
     2(d) or 2(e)                            [     ]
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Commonwealth of Massachusetts

NUMBER OF           7         SOLE VOTING POWER
SHARES                        2,153,807
BENEFICIALLY        8         SHARED VOTING POWER
OWNED BY
EACH                9         SOLE DISPOSITIVE POWER
REPORTING                     2,153,807
PERSON WITH         10        SHARED DISPOSITIVE POWER


11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     2,153,807
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
     [     ]
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     4.8%
14   TYPE OF REPORTING PERSON *
     OO
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D
CUSIP NO.  051917102                         PAGE 8 OF 17 PAGES


1    NAME OF REPORTING PERSON
     S.S. OR  I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     Kepler Overseas Corp.

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
     SEE ITEM #5                             (a) [ X ]
                                             (b) [    ]
3    SEC USE ONLY
4    SOURCE OF FUNDS*
     WC
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM
     2(d) or 2(e)                            [     ]
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Cayman Islands

NUMBER OF           7         SOLE VOTING POWER
SHARES                        59,830
BENEFICIALLY        8         SHARED VOTING POWER
OWNED BY
EACH                9         SOLE DISPOSITIVE POWER
REPORTING                     59,830
PERSON WITH         10        SHARED DISPOSITIVE POWER


11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     59,830
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
     [     ]
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     .1%
14   TYPE OF REPORTING PERSON *
     CO
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D
CUSIP NO.  051917102                         PAGE 9 OF 17 PAGES




1    NAME OF REPORTING PERSON
     S.S. OR  I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     B III Capital Partners, L.P.
     04-3341099
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
     SEE ITEM #5                             (a) [ X ]
                                             (b) [    ]
3    SEC USE ONLY
4    SOURCE OF FUNDS*
     WC
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM
     2(d) or 2(e)                            [     ]
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Delaware

NUMBER OF           7         SOLE VOTING POWER
SHARES                        3,825,000
BENEFICIALLY        8         SHARED VOTING POWER
OWNED BY
EACH                9         SOLE DISPOSITIVE POWER
REPORTING                     3,825,000
PERSON WITH         10        SHARED DISPOSITIVE POWER


11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     3,825,000
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
     [     ]
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     8.5%
14   TYPE OF REPORTING PERSON *
     PN
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D
CUSIP NO.  051917102                         PAGE 10 OF 17 PAGES




1    NAME OF REPORTING PERSON
     S.S. OR  I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     DDJ Capital III, LLC
     04-3317544
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
     SEE ITEM #5                             (a) [ X ]
                                             (b) [    ]
3    SEC USE ONLY
4    SOURCE OF FUNDS*
     OO
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM
     2(d) or 2(e)                            [     ]
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Delaware

NUMBER OF           7         SOLE VOTING POWER
SHARES                        3,825,000
BENEFICIALLY        8         SHARED VOTING POWER
OWNED BY
EACH                9         SOLE DISPOSITIVE POWER
REPORTING                     3,825,000
PERSON WITH         10        SHARED DISPOSITIVE POWER


11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     3,825,000
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
     [     ]
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     8.5%
14   TYPE OF REPORTING PERSON *
     OO
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D
CUSIP NO.  051917102                         PAGE 11 OF 17 PAGES


     ITEM 1.   SECURITY AND ISSUER:

     This Amendment No. 5 to Schedule 13D ("Amendment No. 5") should be read in conjunction with the Schedule 13D (the "Schedule 13D"), dated March 11, 1996, the Amendment No. 1 dated April 18, 1997 ("Amendment No. 1"), Amendment No. 2 dated June 10, 1996 ("Amendment No. 2"), Amendment No. 3 dated August 5, 1997 ("Amendment No. 3") and Amendment No. 4 dated August 5, 1997 ("Amendment No. 4") (collectively, "Amendment Nos. 1-4") each as filed with the Securities and Exchange Commission by DDJ Capital Management, LLC, a Massachusetts limited liability company, and certain affiliates. This Amendment No. 5 amends the
Schedule 13D and Amendment Nos. 1-4 only with respect to those items listed below. All capitalized terms not otherwise defined herein shall have the meanings ascribed thereto on the Schedule 13D, Amendment Nos. 1-4.

     This filing of this Amendment No. 5 is not, and should be deemed to be, an admission that the Schedule 13D or any Amendment thereto is required to be filed.

     This Amendment No. 5 relates to shares of the common stock , par value of $0.50 per share, (the "Shares") of Aureal Semiconductor, Inc., a Delaware corporation, (the "Company"). The principal executive offices of the Company are located at 4245 Technology Drive, Fremont, California 94538.

     ITEM 2.   IDENTITY AND BACKGROUND:

     Item 2 is deleted in its entirety and amended as set forth below.

     This statement is being filed jointly by DDJ Capital Management, LLC. ("DDJ"), a Massachusetts limited liability company, DDJ Overseas Corporation., a Cayman Islands corporation, The Galileo Fund, L.P., a Delaware limited partnership, DDJ Galileo, LLC, a Massachusetts limited liability company, Kepler Overseas Corp., a Cayman Islands corporation, The Copernicus Fund, L.P., a Delaware limited partnership, DDJ Copernicus, LLC, a Massachusetts limited liability company, DDJ Capital III, LLC, a Delaware limited liability company, B III Capital Partners, L.P., a Delaware limited partnership and Kepler Overseas Corp., a Cayman Islands corporation. Each of the aforementioned entities shall
be collectively referred to as the "DDJ Affiliates".   DDJ Copernicus, LLC is
the general partner of, and DDJ is the investment manager for, The Copernicus Fund, L.P. DDJ Galileo, LLC owns all of the voting securities of, and DDJ is the investment manager for, DDJ Overseas Corp. DDJ Galileo, LLC is the general partner of and, DDJ is the investment manager for The Galileo Fund, L.P. DDJ Capital III, LLC is the general partner of, and DDJ is the investment manager for B III Capital Partners, L.P. DDJ is also the investment manager for Kepler Overseas Corp.

                                  SCHEDULE 13D
CUSIP NO.  051917102                         PAGE 12 OF 17 PAGES

     The Shares described herein are owned by one or more of The Copernicus Fund, L.P., DDJ Overseas Corporation, The Galileo Fund, L.P., Kepler Overseas Corp. and B III Capital Partners, L.P. (jointly, the "Funds"). The principal office of each of DDJ and the DDJ Affiliates, with the exception of DDJ Overseas Corp. and Kepler Overseas Corp., are located at 141 Linden Street, Suite 4, Wellesley, Massachusetts 02181. The principal office of DDJ Overseas Corp. and Kepler Overseas Corp. is: c/o Goldman Sachs (Cayman), Harbour Centre, George Town, Post Office Box 896, Grand Cayman Islands.

     The name, residence, or business address, principal occupation or employment and citizenship of each of the executive officers and directors of DDJ and each of the DDJ Affiliates are set forth on Schedule A hereto.

     Within the past five years, none of DDJ or the DDJ Affiliates named in this
Item 2 or persons listed on Schedule A has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to any civil proceeding and as a result thereof was or is subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violations with respect to such laws.

               ITEM 3.   SOURCES AND AMOUNT OF FUNDS OR OTHER CONSIDERATION:

     Item 3 is deleted in its entirety and amended as set forth below.

     On June 5, 1998, B III exchanged its interest in a $4.5 million loan to Aureal Semiconductor for 5,625 shares of 8% Series B Convertible Preferred Stock ("Series B Stock") with an initial liquidation preference of $5,625,000. Pursuant to the terms of the Series B Stock, such Series B Stock may, at the option of the holder, be converted at any time into such number of Shares equal to the initial Liquidation Preference (plus any accrued and unpaid dividends) divided by $2.50, subject to adjustment. The Series B Stock will be automatically converted into common stock on the fifth anniversary of the issue date. The 8% dividend rate may be paid in cash or in additional shares of Series B Stock. Accordingly, as of such exchange, B III may be deemed to be beneficially own an additional 2,250,000 Shares.

     On August 6, 1997, B III Capital Partners, L.P. ("B III") purchased in a private placement 750,000 "Units" of the Issuer. The purchase price per Unit was $2.00. Each Unit included (1) Share of Common Stock of the Issuer and (1) warrant to purchase one-half (0.5) of a Share of Common Stock of the Issuer, for an aggregate of 750,000 Shares of Common Stock of the Issuer

                                  SCHEDULE 13D
CUSIP NO.  051917102                         PAGE 13 OF 17 PAGES

and warrants to purchase 375,000 Shares of Common Stock of the Issuer. In addition, on August 6, 1997, B III purchased an interest in a Note issued by the Issuer and, in connection therewith, received warrants to purchase 450,000 Shares of Common Stock of the Issuer. Each of the warrants described above is immediately exercisable at an exercise price of $2.00 per share, subject to certain adjustments. Accordingly, B III may be deemed to beneficially own an additional 825,000 Shares (assuming conversion of the warrants).

     The Galileo Fund, L.P. ("Galileo") and The Copernicus Fund, L.P. ("Copernicus") purchased an aggregate of 4,500,000 Shares from the Company pursuant to private placements on March 8, 1996 and June 10, 1996 for cash in an aggregate amount of $5,300,000.

     In addition, certain of the Funds have purchased an aggregate of 1,952,076 Shares for cash in the amount of $3,725,361.16. All of 687,140 Shares owned by The Copernicus Fund, L.P. were purchased for cash or on margin pursuant to a typical customer margin agreement with Goldman Sachs & Co.; all of 3,750 Shares owned by The Galileo Fund, L.P. were purchased for cash; all of 1,201,356 Shares owned by DDJ Overseas Corp. were purchased for cash or on margin pursuant to a typical customer margin agreement with Goldman Sachs & Co.,; and all of 59,830 Shares owned by Kepler Overseas Corp. were purchased for cash or on margin pursuant to a typical customer margin agreement with Goldman Sachs & Co.

ITEM 5.   INTEREST IN SECURITIES OF ISSUER:

     Item 5 is deleted in its entirety and amended as set forth below.

     (a) DDJ Overseas Corp. owns, and DDJ Galileo, LLC and DDJ beneficially own as majority shareholder and investment manager, respectively, of DDJ Overseas Corp. 1,201,356 Shares, or approximately 2.7% of the outstanding Shares of the Company. The Copernicus Fund, L.P. owns, and DDJ Copernicus, LLC and DDJ beneficially own, as general partner and investment manager, respectively, of The Copernicus Fund, L.P. 2,153,807 Shares, or approximately 4.8% of the outstanding Shares of the Company. The Galileo Fund, L.P. owns, and DDJ Galileo, LLC and DDJ beneficially own, as general partner and investment manager, respectively, of The Galileo Fund, L.P. 3,037,083 Shares, or approximately 6.7% of the outstanding Shares of the Company. Kepler Overseas Corp. owns, and DDJ, as investment manager for Kepler Overseas Corp. beneficially owns 59,830 Shares or approximately .1% of the Company. B III Capital Partners, L.P. owns and DDJ Capital III, LLC and DDJ beneficially own as general partner and investment manager, respectively, of B III Capital Partners, L.P. 3,825,000 Shares (assuming exercise of warrants and conversion of Series B Stock, see Item 3 above), or approximately 8.5% of the outstanding Shares of the Company. Daniel
G. Harmetz, a Member

                                  SCHEDULE 13D
CUSIP NO.  051917102                         PAGE 14 OF 17 PAGES

of DDJ, DDJ Galileo, LLC and DDJ Copernicus, LLC beneficially owns 22,500 Shares representing .0% of the Company. DDJ, as investment manager to the Funds may be deemed to beneficially own 10,277,076 Shares, or approximately 22.8% of the outstanding Shares of the Company.

     (b) Each of the aforementioned entities has sole power to vote and to dispose of the Shares so indicated.

     (c) Except as set forth in Item 3, neither DDJ nor any of the DDJ Affiliates, and, to the best knowledge of DDJ and the DDJ Affiliates, none of the persons named in Schedule A hereto have effected any transaction in the Shares during the past sixty days.

               ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     Item 6 is deleted in its entirety and amended as set forth below.

     Other than as described in this Amendment No. 5, neither DDJ nor any of the DDJ Affiliates and, to the best knowledge of DDJ and the DDJ Affiliates, none of the persons named in Schedule A hereto have any contract, arrangement, understanding or relationship with any person with respect to any securities of the Company, including respecting voting or transfer of Company securities or joint ventures, finder's fees or the like.

     Galileo and Copernicus are parties to Amendment Nos. 1 and 2 to Registration Rights Agreement by and among the Company and Certain Entities and Individuals, dated as of February 21, 1996 and June 10, 1996, respectively, obligating the Company to register the Shares purchased from the Company on March 8, 1996 and June 10, 1996, respectively, under the Securities Act of 1933, as amended.

     The Company and B III are parties to Amendment No. 3 to Registration Rights Agreement by and among the Company and Certain Entities and Individuals, dated August 6, 1997, obligating the Company to register the Shares and the Shares underlying the warrants purchased from the Company on August 6, 1997 under the Securities Act of 1933, as amended.

     The Company and B III are parties to a Registration Rights Agreement by and between the Company and B III, dated as of June 5, 1998, obligating the Company to register the Shares to be received upon conversion of the Series B Stock under the Securities Act of 1933, as amended.

                                  SCHEDULE 13D
CUSIP NO.  051917102                         PAGE 15 OF 17 PAGES

     On June 5, 1998, B III purchased 500 shares of Series C Preferred Stock ("Series C Stock") at a purchase price of $10,000 a share from the Company pursuant to a private placement. Pursuant to the terms of the Certificate of Designation of Series C Preferred Stock of the Company, the holder of the Series C Stock will be entitled to convert, subject to certain restrictions, any or all of its Series C Stock on or after the date that is four months after the last date any such Series C Preferred Stock is sold (which date may be no later than July 10, 1998). The Series C Stock is convertible into that number of Shares equal to the initial purchase price plus accretion (at a rate of 8% per annum) divided by the lower of $2.50 or a "Variable Conversion Price" (based on a discount from market). The number of Shares reported herein does not include such Shares that may be obtained upon conversion of the Series C Stock (as such Shares may not be obtained within 60 days from the date hereof). The Company and B III have entered into a Registration Rights Agreement by and between the Company and B III, dated as of June 5, 1998, obligating the Company to register the Shares to be obtained upon conversion of the Series C Stock under the Securities Act of 1933, as amended.

     The Funds may from time to time own debt securities issued by the Company, and may from time to time purchase and or sell such debt securities.

     Item 7.   Material to be filed as Exhibits:
     None.

                                  SCHEDULE 13D
CUSIP NO.  051917102                         PAGE 16 OF 17 PAGES


                                   Signature:


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


DDJ CAPITAL MANAGEMENT, LLC


By:     /s/__Judy K. Mencher__
     Judy K. Mencher
     Member

                                  SCHEDULE 13D
CUSIP NO.  051917102                         PAGE 17 OF 17 PAGES


                                   SCHEDULE A

     The name and present principal occupation or employment of each executive officer and member of DDJ Capital Management, LLC and each director of the DDJ Affiliates are set forth below. The business address of each person and the address of the corporation or organization in which such employment is conducted is 141 Linden Street, Suite 4, Wellesley, MA 02181, except that the principal address of DDJ Overseas Corporation, Kepler Overseas Corp., Mr. Austin and Mr. Hunter is set forth in Item 2. Mr. Harmetz, Mr. Breazzano and Ms. Mencher are
U. S. citizens.  Mr. Austin and Mr. Hunter are Cayman Islands citizens.


NAME                 PRINCIPAL OCCUPATION OR EMPLOYMENT

Daniel G. Harmetz    Principal of DDJ Capital Management, LLC, DDJ Galileo, LLC
                     and DDJ Copernicus, LLC

David J. Breazzano   Principal of DDJ Capital Management, LLC, DDJ Galileo, LLC
                     and DDJ Copernicus, LLC

Judy K. Mencher      Principal of DDJ Capital Management, LLC, DDJ Galileo,
                     LLC, DDJ Copernicus, LLC, Vice President of DDJ Overseas
                     Corporation and Director of Kepler Overseas Corp.

Michael Austin       Director of DDJ Overseas Corporation, Director of Kepler
                     Overseas Corp.; Corporate Director

Dennis Hunter        Director of Kepler Overseas Corporation; Managing Director
                     of Queensgate Bank